BD 3/10

09059578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA Security Asset Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Lisburn Rd. Ste 102
(No. and Street)

Camp Hill (City) PA (State) 17011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Englehart 717-761-8485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligman Friedman + Company PC
(Name – *if individual, state last, first, middle name*)

1027 Mumma Rd. (Address) Wormleysburg (City) PA (State) 17043 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JM

OATH OR AFFIRMATION

I, David L. Englehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA Security Asset Management Inc., as of March 2, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows;

Signature

Vice President
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marsha S. Miller, Notary Public
Swatara Twp., Dauphin County
My Commission Expires Aug. 28, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFA SECURITY ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
With Supplementary Information

YEARS ENDED DECEMBER 31, 2008 AND 2007

PFA SECURITY ASSET MANAGEMENT, INC.

TABLE OF CONTENTS

Seligman, Friedman & Company, P.C.
SF&COMPANY
CPAS AND BUSINESS ADVISORS

1027 Mumma Road
Wormleysburg, PA 17043
T 717.761.0211
F 717.975.9750

1423 N. Atherton Street
State College, PA 16803
T 814.238.8474
F 814.234.3523

96 S. George Street, Suite 350
York, PA 17401
T 717.843.0040
F 717.843.0075

info@sfc-cpa.com
www.sfc-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, Pennsylvania 17011

We have audited the accompanying Balance Sheets of **PFA Security Asset Management, Inc.** as of December 31, 2008 and 2007, and the related Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PFA Security Asset Management, Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

S F & Company

Harrisburg, Pennsylvania
February 11, 2009

PFA SECURITY ASSET MANAGEMENT, INC.

BALANCE SHEETS

		December 31,		
		2008		2007
ASSETS				
ASSETS				
Cash and Cash Equivalents	$	8,400	$	8,887
Accounts Receivable		11,729		26,332
TOTAL ASSETS	$	20,129	$	35,219
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts Payable	$	11,856	$	28,816
STOCKHOLDERS' EQUITY				
Common Stock - No Par Value; 1,000 Shares Authorized; 71.74 Shares Issued and Outstanding		1,000		1,000
Additional Paid-In Capital		47,216		47,216
Accumulated Deficit		(34,943)		(36,813)
Less: Treasury Stock - 28.26 Shares - At Cost		(5,000)		(5,000)
TOTAL STOCKHOLDERS' EQUITY		8,273		6,403
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	20,129	$	35,219

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF INCOME

	Year Ended December 31, 2008		Year Ended December 31, 2007	
	Amount	% of Income	Amount	% of Income
COMMISSION INCOME	$ 1,124,444	100.0	$ 1,518,952	100.0
OPERATING EXPENSES	1,122,574	99.8	1,520,812	100.1
NET INCOME (LOSS)	$ 1,870	0.2	$ (1,860)	(0.1)

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
BALANCE - December 31, 2006	$ 1,000	$ 45,216	$ (34,953)	$ 0	$ 11,263
NET LOSS			(1,860)		(1,860)
PURCHASE OF SHARES OF STOCK				(5,000)	(5,000)
CONTRIBUTION OF CAPITAL		2,000			2,000
BALANCE - December 31, 2007	1,000	47,216	(36,813)	(5,000)	6,403
NET INCOME			1,870		1,870
BALANCE - December 31, 2008	$ 1,000	$ 47,216	$ (34,943)	$ (5,000)	$ 8,273

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	Years Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 1,870	$ (1,860)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used by Operating Activities		
(Increase) Decrease in		
Accounts Receivable	14,603	(13,983)
Increase (Decrease) in		
Accounts Payable	(16,960)	9,830
NET CASH USED BY OPERATING ACTIVITIES	(487)	(6,013)
NET CASH USED BY INVESTING ACTIVITIES		
Purchase of Treasury Stock	0	(5,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Additional Paid-In Capital	0	2,000
NET DECREASE IN CASH	(487)	(9,013)
CASH AND CASH EQUIVALENTS - BEGINNING	8,887	17,900
CASH AND CASH EQUIVALENTS - ENDING	$ 8,400	$ 8,887

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

PFA Security Asset Management, Inc. was incorporated in the State of Arizona on July 20, 1999. PFA Security Asset Management, Inc. is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934. The Corporation's operations are limited to investment company products and variable insurance contracts.

Accounting Method and Revenue Recognition

The financial statements reflect the accrual method of accounting. Revenue is recognized when earned and expenses are recognized when incurred.

Cash and Cash Equivalents

The Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Bad Debt

The Corporation writes-off any accounts deemed to be uncollectible. Potential bad debt at the end of the period is immaterial in relation to total accounts receivable. Therefore, a reserve for doubtful accounts has not been established.

Income Taxes

The Corporation has elected taxation as a Subchapter "S" Corporation for federal and state income tax purposes. Consequently, tax liabilities are the responsibility of the Corporation's stockholders. Therefore, no income tax provision is reflected in the financial statements.

Recently Issued Accounting Standards

Uncertain Tax Positions

During June 2006, the FASB released FASB Interpretation FIN No. 48, entitled *"Accounting for Uncertainty in Income Taxes."* FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, entitled *"Accounting for Income Taxes."* When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position (FSP) FIN 48-3, entitled *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises."* As deferred by the guidance in FSP FIN 48-3, the Corporation is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Corporation has not implemented those provisions in the 2008 financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued)

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Corporation continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, entitled *"Accounting for Contingencies."* Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Corporation has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Recently Adopted Accounting Standards

During September 2006, the FASB issued FASB Statement No. 157, *"Fair Value Measurement."* Statement No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement No. 157 does not require any new fair value measures and became effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Corporation adopted Statement No. 157 beginning on January 1, 2008. Statement No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The adoption of Statement No. 157 did not have a significant impact on the Corporation's 2008 financial statements.

During December 2007, the FASB issued FASB Statement No. 141R, *"Business Combinations"* and FASB Statement No. 160, *"Noncontrolling Interests in Consolidated Financial Statements" - an amendment to ARB No. 51.* Statements No. 141R and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements became effective for periods beginning on or after December 15, 2008, and earlier adoption was prohibited. Statement No. 141R is applied to business combinations occurring after the effective date. Statement No. 160 is applied prospectively to all noncontrolling interests, including any that arose before the effective date. The adoption of Statements No. 141R and No. 160 had no impact on the Corporation's 2008 financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. CONCENTRATION OF CREDIT RISKS

The Corporation's cash balance(s) in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. Such balances are insured by the FDIC up to $250,000, through December 31, 2009. The Corporation has not experienced any losses and believes it is not exposed to any significant credit risk.

The Corporation primarily transacts business within Pennsylvania. Fluctuations in the economic conditions within the Commonwealth could affect the Corporation's ability to acquire and retain clients.

3. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Corporation had net capital of $8,273, which was $3,273 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 1.43 to 1 at December 31, 2008. At December 31, 2007, the Corporation had net capital of $6,403, which was $1,403 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 4.50 to 1 at December 31, 2007.

4. RELATED PARTY TRANSACTIONS

All of the Corporation's commission expenses are paid to certain stockholders of the Corporation. Commission expenses were $1,087,168,440 a nd $1,461,207 f or the years ended December 31, 2008 and 2007, respectively. Commission expenses due to certain stockholders at December 31, 20088 were $9,722.

The Corporation paid $16,000 to PFA Professional Group, LLC in 2008 for general administrative costs and the Corporation owed $2,134 to PFA Professional Group, LLC at December 31, 2008. The Corporation shares common ownership with PFA Professional Group, LLC.

5. CONCENTRATION

The Corporation received 88.0 percent of its income from one investment provider and an additional 8.0 percent from another provider.

SUPPLEMENTARY INFORMATION

Seligman, Friedman & Company, P.C.
SF&COMPANY
CPAS AND BUSINESS ADVISORS

1027 Mumma Road
Wormleysburg, PA 17043
T 717.761.0211
F 717.975.9750

1423 N. Atherton Street
State College, PA 16803
T 814.238.8474
F 814.234.3523

96 S. George Street, Suite 350
York, PA 17401
T 717.843.0040
F 717.843.0075

info@sfc-cpa.com
www.sfc-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, Pennsylvania 17011

We have audited the accompanying basic financial statements of **PFA Security Asset Management, Inc.** as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 19, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the U.S. Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

S F & Company

Harrisburg, Pennsylvania
February 11, 2009

PFA SECURITY ASSET MANAGEMENT, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL		
Stockholders' Equity	$ 8,273	$ 6,403
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 11,856	$ 28,816
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		
Company (Aggregated Indebtedness x 6.67 Percent)	$ 790	$ 1,922
Minimum Dollar Net Capital Required	$ 5,000	$ 5,000
Net Capital	$ 8,273	$ 6,403
Less: Minimum Dollar Net Capital Required	5,000	5,000
Excess Net Capital	$ 3,273	$ 1,403
Net Capital	$ 8,273	$ 6,403
Aggregate Indebtedness x 10 Percent	1,186	2,882
Excess Net Capital at 1,000 Percent	$ 7,087	$ 3,521
Ratio: Aggregate Indebtedness to Net Capital	1.43	4.50
RECONCILIATION WITH CORPORATION'S COMPUTATION		
(Included in Part IIA of Form X-17a-5 as of December 31, 2008)		
Net Capital - As Reported in Corporation's Part IIA (Unaudited) FOCUS Report	$ 8,273	$ 6,403
Adjustments	0	0
NET CAPITAL PER ABOVE	$ 8,273	$ 6,403

See independent auditors' report on supplementary information.

Seligman, Friedman & Company, P.C.
SF&COMPANY
CPAS AND BUSINESS ADVISORS

1027 Mumma Road
Wormleysburg, PA 17043
T 717.761.0211
F 717.975.9750

1423 N. Atherton Street
State College, PA 16803
T 814.238.8474
F 814.234.3523

96 S. George Street, Suite 350
York, PA 17401
T 717.843.0040
F 717.843.0075

info@sfc-cpa.com
www.sfc-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, Pennsylvania 17011

In planning and performing our audits of the basic financial statements of **PFA Security Asset Management, Inc.** for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of basic financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the U.S. Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based upon this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the U.S. Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

S F & Company

Harrisburg, Pennsylvania
February 11, 2009

Seligman, Friedman & Company, P.C.
SF&COMPANY
CPAS AND BUSINESS ADVISORS

1027 Mumma Road
Wormleysburg, PA 17043
T 717.761.0211
F 717.975.9750

1423 N. Atherton Street
State College, PA 16803
T 814.238.8474
F 814.234.3523

96 S. George Street, Suite 350
York, PA 17401
T 717.843.0040
F 717.843.0075

info@sfc-cpa.com
www.sfc-cpa.com

INDEPENDENT AUDITORS' REPORT ON EXEMPTION FROM PROVISIONS FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Stockholders
PFA Security Asset Management, Inc.
704 Lisburn Road, Suite 102
Camp Hill, Pennsylvania 17011

Pursuant to our audits of the basic financial statements of **PFA Security Asset Management, Inc.** as of and for the years ended December 31, 2008 and 2007, we applied additional procedures regarding the Corporation's compliance with maintaining required customer reserves pursuant to Securities and Exchange Commission Rule 15c3-3.

Management believes that the Corporation is exempt from the provisions and requirements of Rule 15c3-3 under paragraph K-(1). Transactions are limited to mutual funds, annuities, and liquidating sales in which the proceeds are immediately used to purchase investment company products. The Corporation does not carry securities accounts for customers or perform custodial functions relating to custodial securities.

In conducting our audits in accordance with auditing standards generally accepted in the United States of America, including supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, we noted no instances of noncompliance with the exemption from provisions identified in paragraph K-(1) of Rule 15c3-3.

S F & Company

Harrisburg, Pennsylvania
February 11, 2009